Exhibit 99.53

Volaris Reports September 2016 Passenger Traffic Growth of 29%, Driven by Volaris ULCC Model

MEXICO CITY--(BUSINESS WIRE)--October 5, 2016--Volaris* (NYSE:VLRS and BMV:VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, reports September 2016 and year-to-date preliminary traffic results.

During September 2016 Volaris increased total capacity, as measured in Available Seat Miles (ASMs), by 19.2% year over year, in response to strong demand in its domestic and international markets. Total demand, as measured in Revenue Passenger Miles (RPMs), in September 2016 increased 28.9% year over year, reaching 1.1 billion. Volaris transported a total of 1.2 million passengers during the month, an increase of 29.3% year over year. Year-to-date, Volaris has transported over 11.0 million passengers, an increase of 26.4% year over year.

In September 2016, Volaris increased domestic and international ASMs by 15.9% and 27.6%, respectively. Network load factor for September reached 84.2%, an increase of 6.3 percentage points year over year.

The following table summarizes Volaris traffic results for the month and year-to-date.

				Nine months	Nine months
	September	September	Variance	ended	ended	Variance
	2016	2015		September	September
				2016	2015
RPMs (in millions, scheduled & charter)
Domestic	774	604	28.1%	7,373	5,905	24.9%
International	312	238	30.9%	3,180	2,520	26.2%
Total	1,086	842	28.9%	10,553	8,425	25.2%
ASMs (in millions, scheduled & charter)
Domestic	899	775	15.9%	8,512	7,188	18.4%
International	390	306	27.6%	3,702	3,070	20.6%
Total	1,289	1,081	19.2%	12,214	10,258	19.1%
Load Factor (in %, scheduled)
Domestic	86.1%	77.9%	8.2 pp	86.6%	82.1%	4.5 pp
International	79.9%	78.0%	1.9 pp	85.9%	82.0%	3.9 pp
Total	84.2%	77.9%	6.3 pp	86.4%	82.1%	4.3 pp
Passengers (in thousands, scheduled & charter)
Domestic	938	728	28.9%	8,831	7,001	26.1%
International	216	164	31.3%	2,207	1,728	27.8%
Total	1,154	892	29.3%	11,038	8,729	26.4%

The information included in this report has not been audited and it does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:
*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 155 and its fleet from four to 65 aircraft. Volaris offers more than 310 daily flight segments on routes that connect 40 cities in Mexico and 24 cities in the United States and Central America with the youngest fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for seven consecutive years. For more information, please visit: www.volaris.com

Volaris filed its annual report under the Form 20-F for the fiscal year ended December 31, 2015 with the U.S. Securities and Exchange Commission (the “SEC”) on April 29, 2016. A copy of the report can be accessed by visiting the SEC’s website at www.sec.gov and is also available at the website www.ir.volaris.com. Shareholders may request a hard copy of the audited financial statements included in such report free of charge by contacting Volaris Investor Relations at the email address specified below.

CONTACT:
Volaris
Investor Relations:
Andrés Pliego & Diana Martínez, +52 55 5261 6444
ir@volaris.com
or
Media:
Cynthia Llanos, +52 1 55 4577 0803
cllanos@gcya.net